3000 Leadenhall Road Mt. Laurel, NJ 08054
January 24, 2011
Via Overnight Courier and EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Michael R. Clampitt, Esq.

Re:	PHH Corporation
Form 10-K for the year ended December 31, 2009
Schedule 14A and Amendment to Schedule 14A
Forms 10-Q for the quarterly periods ended March 31, 2010,
June 30, 2010, and September 30, 2010
File No. 001-07797
Dear Mr. Clampitt:
This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated January 12, 2011 (the “Comment Letter”), in respect of the following filings of PHH Corporation, a Maryland corporation (“we”, “our” or “us”): (i) our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 1, 2010; (ii) our Proxy Statement on Schedule 14A filed with the Commission on April 30, 2010 and the Amendment thereto; (iii) our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed with the Commission on April 30, 2010; (iv) our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, filed with the Commission on August 3, 2010; and (v) our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Commission on November 3, 2010 (the “Third Quarter Form 10-Q”).
The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

January 24, 2011

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010
Condensed Consolidated Financial Statements
Note 11 — Commitments and Contingencies, page 27
Comment No. 1
We note your response to prior comments 11 through 13 of our comment letter dated September 10, 2010, and your enhanced disclosures in your September 30, 2010 Form 10-Q related to your Loan Repurchase and Indemnification Liability. Please address the following:
•	In future filings, please revise your discussion of loan repurchase and indemnification liability on page 28 to address how the recent concerns about improper mortgage loan and foreclosure documentation has affected your methodology for determining your liability for probable losses related to repurchase and indemnification obligations. To the extent that you believe you will experience higher repurchase requests as a result of foreclosure reviews by you or others, please describe the specific types o[f] [sic] representations and warranties that pose a higher risk for repurchase on you.

•	We note your summary of the activity in foreclosure-related reserves on page 83 which includes your loan repurchase and reserve liability. With respect to your reserve relating to representations and warranties attributable to loans that you have sold, please revise your future filings to provide a roll-forward of this reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses.

•	We note your disclosure on page 28 that the Company cannot estimate its maximum exposure to representation and warranty provisions because it does not service all of the loans for which it has provided representations or warranties. To the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, ASC Subtopic 450-20 requires you to provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please revise your future filings to comply with this requirement.
Response:
In response to the Staff’s comment, we intend to revise our future filings accordingly.
Note 12 — Accumulated Other Comprehensive Income, page 30
Comment No. 2
Please revise your future filings to disclose the amount of comprehensive income allocated to the parent and to non-controlling interests. Please also supplementally confirm that there were no components of your other comprehensive income for the nine

January 24, 2011

months ended September 30, 2010 or 2009 that were attributable to non-controlling interest. Refer to FASB ASC 810-10-50-1A(a) and (c).
Response:
We have disclosed the amount of comprehensive income allocated to the parent and to non-controlling interests in our most recent Annual Report on Form 10-K as part of the Consolidated Statements of Changes in Equity. In response to the Staff’s comment, we intend to revise our future filings to include this information in our Quarterly Reports on Form 10-Q as well. We also hereby confirm that the only component of comprehensive income for the nine months ended September 30, 2010 and 2009 that is attributable to non-controlling interests is net income/loss which is disclosed in our Quarterly Reports on Form 10-Q for such periods in the Condensed Consolidated Statement of Changes in Equity.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 46
Comment No. 3
We note during the first nine months of the fiscal year, the amount of mortgage loans held for sale increased from $1.2 billion to $2.7 billion. Please confirm that in future MD&As, you will add discussion and analysis of the reasons for and implications of increases from prior periods that are material.
Response:
In response to the Staff’s comment, we hereby confirm that, in future MD&As, we will add discussion and analysis of the reasons for, and implications of, increases from prior periods that are material.
Industry Trends, page 49
Comment No. 4
You indicate that various investigations and proceedings have been initiated against some of your competitors by attorneys general of certain states and the U.S. Department of Justice. It is unclear if you have also been the subject of any investigations and/or proceedings. Please tell us and revise your future filings to describe the specific extent to which you have been the subject of any investigations and/or proceedings related to this recent focus on foreclosure practices throughout the industry.
Response:
As of the date of the filing of our Third Quarter Form 10-Q and as of the date hereof, we have not received any notice that a formal investigation or legal proceedings have been initiated against us by attorneys general or the U.S. Department of Justice relating to the recent focus on foreclosure practices throughout the mortgage industry. We have received inquiries from regulators and attorneys general of certain states requesting information as to our foreclosure processes and procedures as disclosed in our Third Quarter Form 10-Q. Further, as disclosed in our Third Quarter Form 10-Q, we have also completed

January 24, 2011

a comprehensive review of our foreclosure procedures and, based on this review, we have not halted foreclosures in any states and have no plans to initiate a foreclosure moratorium. In response to the Staff’s comment, we intend to revise our future filings to describe the specific extent to which we have been the subject of any investigations and/or proceedings related to the recent focus on foreclosure practices throughout the mortgage industry to the extent required by Item 303 of Regulation S-K.
* * *
Pursuant to the Staff’s request, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Bill Brown at 856-917-0903 should you have any questions concerning this letter or require further information.

Very truly yours,

Jerome J. Selitto
President and Chief Executive Officer

cc:	William F. Brown, Esq. J. Christopher Clifton, Esq. Wm. David Chalk, Esq. Penny J. Minna, Esq.